Exhibit 99.1

Luda Technology Group Limited Announces Appointment of Additional Authorized Agents Across Peru, Colombia, Egypt, South Africa and Chile, Further Advancing Global Expansion Strategy

Hong Kong, June 03, 2026 (GLOBE NEWSWIRE) -- Luda Technology Group Limited (the “Company” or “Luda Technology”), (NYSE: LUD), a manufacturer and trader of stainless steel and carbon steel flanges and fittings products, announce today the official appointment of five additional authorized agents across Peru, Colombia, Egypt, South Africa and Chile. This latest milestone builds upon the Company’s previously announced global expansion initiative and represents a further significant step in extending Luda Technology’s international footprint into Latin America, North Africa and Sub-Saharan Africa.

The newly appointed agents are well-established and reputable industry players, each bringing extensive market experience, deep technical expertise, and strong customer relationships within their respective regions. These strategic partnerships are expected to strengthen Luda Technology’s sales network, enhance customer service and broaden the accessibility of the Company’s premium pipeline product portfolio.

Continuing the Journey Toward Global Outreach

Mr. MA Biu, the Chief Executive Officer of Luda Technology, commented, “Following our recent appointments across Brazil, Colombia, Bolivia, Ecuador and Malaysia, we are delighted to welcome these five new authorized agents into the Luda Technology family. Each of these partners holds a strong reputation in their home market and shares our unwavering commitment to quality, reliability and customer satisfaction. With their support, we are well-positioned to deepen our presence in Latin America while making meaningful inroads into the dynamic markets of Egypt and South Africa. This expansion reflects the Company’s long-term vision of building a robust, world-class international distribution network.”

The Company will continue to actively identify and onboard additional qualified agents and stockists, on both exclusive and non-exclusive bases, in support of its mission to become a preferred global manufacturer of pipeline solutions.

Newly Appointed Authorized Agents

1. Peru

●	TRANSFORMADORA METALICA Y COMERCIALIZADORA SAC (Non-exclusive)

2. Colombia

●	CODIFER S.A. (Non-exclusive)

3. Egypt

●	PETROZAS OIL SERVICES (Non-exclusive)

4. South Africa

●	SUNWARD ENGINEERING CC (Non-exclusive)

5. Chile

●	Importadora y comercializadora de valvulas y productos industriales spa (Non-exclusive)

Looking Ahead

The appointment of these five new authorized agents represents the continuation of Luda Technology’s broader strategy to establish a comprehensive, world-class international distribution network. By partnering with experienced and trusted regional players, the Company is reinforcing its ability to serve customers across diverse end markets. Luda Technology remains committed to expanding its global reach through continued onboarding of qualified agents and stockists worldwide, while maintaining its focus on delivering quality, reliability and innovation to its customers across every region it serves.

For more information, please visit Luda Technology’s official website Agencies page (https://www.ludahk.com/en/agencies) or contact our investor relations team.

About Luda Technology Group Limited

We are a manufacturer and trader of stainless steel and carbon steel flanges and fittings products. Our history began with Luda Development Limited, which was incorporated in Hong Kong in 2004 and is principally engaged in the trading of steel flanges and fittings. In 2005, the Company’s business expanded further upstream when Luda (Taian) Industrial Company Limited was set up to commence the manufacturing of flanges and fittings with self-owned factory in China. We have established an operation history of over 20 years. We are principally engaged in (i) the manufacture and sale of stainless steel and carbon steel flanges and fittings products, and (ii) trading of steel pipes, valves, and other steel tubing products. We are headquartered in Hong Kong with manufacturing base in Taian City, Shandong Province of the PRC. Our sales network comprises customers from China, South America, Australia, Europe, Asia (excluding China) and North America and our customers comprise manufacturers and traders from the chemical, petrochemical, maritime and manufacturing industries. For more information, please visit https://www.ludahk.com/en.

Forward-looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Luda Technology Group Limited – Investor Relations

Andrew Barwicki Inc.
Andrew J Barwicki
Email: andrew@barwicki.com
Phone: +1 516-662-9461
Website: https://ir.ludahk.com